SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 March 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

31 March 2015

UPDATE ON ENHANCED CAPITAL NOTES (ECNs)

Further to the RNS dated 16 December 2014, Lloyds Banking Group (the Group) has received permission under Article 78 of the Capital Requirements Regulation (Regulation 575/2013/EU) from the Prudential Regulatory Authority (PRA) for the redemption of certain series of ECNs (listed in the appendix).

The Group has also been notified by BNY Mellon Corporate Trustee Services Limited, the Trustee in respect of the ECNs, that it will seek a declaratory judgment (following an instruction from certain bondholders), in respect of the interpretation of certain terms of the ECNs. The Group will work with the Trustee to seek an expedited process and, on the basis of such, has decided to defer exercising the redemption of these ECNs for the time-being.

The Group will provide a further update on the redemption of the ECNs in due course.

- END -

Appendix

ISIN	Issuer	Issue Date	Maturity	Coupon	Currency	Principal Amount Outstanding (m)
XS0459088281	LBG Capital No.1	01/12/09	23/05/20	6.4390%	EUR	47.38
XS0459088877	LBG Capital No.1	01/12/09	19/03/20	11.0400%	GBP	58.25
XS0459086749	LBG Capital No.1	01/12/09	17/12/19	7.8673%	GBP	17.17
XS0459088109	LBG Capital No.2	01/12/09	07/02/20	9.3340%	GBP	20.56
XS0459091582	LBG Capital No.2	01/12/09	09/12/19	7.6250%	GBP	39.95
XS0459091665	LBG Capital No.2	01/12/09	15/12/19	9.0000%	GBP	15.06
XS0459091749	LBG Capital No.1	01/12/09	15/12/19	8.1250%	GBP	3.67
XS0459086582	LBG Capital No.1	01/12/09	12/05/20	7.5884%	GBP	60.51
XS0459093364	LBG Capital No.1	01/12/09	25/08/20	7.8690%	GBP	26.03
XS0459090188	LBG Capital No.2	01/12/09	15/07/20	9.1250%	GBP	46.36
XS0459091079	LBG Capital No.2	01/12/09	10/08/20	12.7500%	GBP	13.16
XS0459090691	LBG Capital No.2	01/12/09	04/11/20	11.1250%	GBP	4.07
XS0459086822	LBG Capital No.1	01/12/09	15/09/24	7.9750%	GBP	27.33
XS0459092390	LBG Capital No.2	01/12/09	14/09/23	11.2500%	GBP	18.75
XS0459091822	LBG Capital No.2	01/12/09	30/01/22	14.5000%	GBP	15.00
XS0459092473	LBG Capital No.2	01/12/09	29/09/23	10.5000%	GBP	8.68
XS0459093281	LBG Capital No.2	01/12/09	10/12/24	16.1250%	GBP	14.30
XS0459092127	LBG Capital No.2	01/12/09	10/02/23	9.8750%	GBP	5.11
XS0459092556	LBG Capital No.2	01/12/09	01/09/24	11.8750%	GBP	15.92
XS0459092804	LBG Capital No.2	01/12/09	15/07/29	9.0000%	GBP	0.62
XS0459092986	LBG Capital No.2	01/12/09	07/06/32	8.5000%	GBP	3.48
XS0459093521 / XS0459093794	LBG Capital No.1	10/12/09	01/11/20	7.8750%	USD	69.39
XS0496068429	LBG Capital No.2	19/03/10	19/03/20	7.8750%	USD	328.95

For further information:

Investor Relations

Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Mike Butters                                                                           +44 (0) 20 7356 1187
Director, Investor Relations
Email: mike.butters@finance.lloydsbanking.com

Duncan Heath                                                                       +44 (0) 20 7356 1585
Director, Investor Relations
Email: duncan.heath@finance.lloydsbanking.com

Corporate Affairs

Matt Young                                                                             +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Ed Petter                                                                               +44 (0) 20 8936 5655
Media Relations Director
Email: ed.petter@lloydsbanking.com

Matt Smith                                                                             +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.  Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; terrorist acts, geopolitical events and other acts of war or hostility, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                                                                                                                 Name: Douglas Radcliffe

                                     Title: Interim Investor Relations Director

Date: 31 March 2015